

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 7, 2007

By facsimile to (561) 237-0803 and U.S. Mail

Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re: ValueRich, Inc.
         Pre-effective Amendment 11 to Registration Statement on Form SB-2
         Filed May 30, 2007
         File No. 333-135511

Dear Mr. Visconti:

        We reviewed the filing and have the comments below.

Registration Statement's Facing Page

1.   Since you are relying on Rule 415 of Regulation C under the Securities Act for
        registering the securities being offered, please add and check the applicable Rule 415
        box. See telephone interpretation 36 in section D of our July 1997 "Manual of Publicly
        Available Telephone Interpretations" that is available on the Commission's website at
        http://www.sec.gov.

Prospectus' Outside Front Cover Page

2.   It appears from the underwriting agreement and from disclosure on pages 2, 7 and 14 that
        this is a mini-max best efforts offering. Therefore, please delete all references to this
        being an all or nothing best efforts offering here, on page 32 and any where else in the
        prospectus.

Dilution, page 13

3.   Please revise your dilution narrative to state that your pro forma net tangible book values
        are calculated as of March 31, 2007.

Balance Sheet, page F-4

4.   Please revise your December 31, 2006 balance sheet to properly state net fixed assets.

Note 2 – Summary of Significant Accounting Policies, page F-8
Unaudited Financial Statements

5.   Please provide the disclosures required by Item 310(b)(2) of Regulation S-B and clearly identify which periods of the financial statements are unaudited.

Undertakings, page II-4

6.   Since this is a Rule 415 offering, include the Rule 415 undertakings required by Item 512(a) of Regulation S-B.

Exhibit 23.01

7.   Please have your auditors ensure that their consent covers the appropriate amendment of your Form SB-2.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If ValueRich requests acceleration of the registration statement's effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- ValueRich may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Hank Gracin, Esq.
       Lehman & Eilen LLP
       Mission Bay Plaza Office

20283 State Road 7, Suite 300
Boca Raton, FL 33498

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701